APPENDIX A
                                    SECTION 9

                                DIRECTOR OPTIONS

         The provisions of this Section 9 are applicable only to Options granted to Nonemployee Directors. The provisions of Section 5 are applicable to Options granted to Employees and Consultants (and to the extent provided in Section 9.2.6, to Director Options).

         9.1      Granting of Options.

                  9.1.1 Nonemployee Director Grants. Each Nonemployee Director shall receive an annual grant of Director Options to purchase 5,000 shares of Stock. Such amount shall automatically increase (i) by 2,000 shares in the event that Net Income for the Fiscal Year immediately preceding the year in which the Director Option is granted (the "Measurement Year") exceeded by at least 20% the Net Income for the Fiscal Year immediately preceding the Measurement Year, and (ii) by 100 shares for each additional increment of 1% above 20% by which the Net Income for the Measurement Year exceeded the Net Income for the Fiscal Year immediately preceding the Measurement Year. In no event shall the number of Director Options granted in any Fiscal Year exceed 9,000 shares.

                  9.1.2 Employee Director Grants. Employee Directors shall only receive Options in their capacity as Employees and not in their capacity as Directors.

                  9.1.3 Date of Grant. All Director Options shall be granted at the annual meeting of the Board.

         9.2      Terms of Options.

                  9.2.1 Option  Agreement.  Each Option granted pursuant to this
         Section 9 shall be evidenced by a written stock option agreement which shall be executed by the Optionee and the Company.

                  9.2.2 Exercise Price. The Exercise Price for the Shares subject to each Option granted pursuant to this Section 9 shall be 100% of the Fair Market Value of such Shares on the Grant Date.

                  9.2.3 Exercisability.  Each Option granted pursuant to Section
         9.1.1 shall become immediately exercisable on the first anniversary of the Grant Date. Notwithstanding the preceding, once an optionee ceases to be a Director, his or her Options which are not exercisable shall not become exercisable thereafter.

                  9.2.4 Expiration of Options. Each Option shall terminate upon the first to occur of the following events:

                  (a) The expiration of ten (10) years from the Grant Date; or

                  (b) The expiration of one (1) year from the date of the Optionee's termination of service as a Director for any reason.

                  9.2.5 Not Incentive Stock Options. Options granted pursuant to this Section 9 shall not be designated as Incentive Stock Options.

                  9.2.6 Other Terms. All provisions of this Plan not inconsistent with this Section 9 shall apply to Options granted to Nonemployee Directors; provided, however, that Section 5.2 (relating to the Committee's discretion to set the terms and conditions of Options) shall be inapplicable with respect to Nonemployee Directors.